UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

Brock M. Degeyter

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,865,000	$4,655.28

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $119.55, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of June 11, 2020, and 300,000, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on June 19, 2020 in connection with the filing by the Partnership of the original Schedule TO-I.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,655.28	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: June 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 19, 2020 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO filed on June 19, 2020 (“Amendment No. 1”) and the Amendment No. 2 to Schedule TO filed on July 1, 2020 (“Amendment No. 2” and together with Amendment No. 1, the “Prior Amendments”), in connection with its offer to exchange, on the terms and subject to the conditions set forth in the Offer to Exchange, dated June 18, 2020 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units.

Among other things, this Amendment No. 3 is being filed to extend the expiration date of the Exchange Offer to 5:00 p.m., New York City time, on July 24, 2020. Except as provided herein and in the Prior Amendments, the information contained in the Offering Documents remains unchanged by this Amendment No. 3. You should read this Amendment No. 3 together with the Offering Documents and the Prior Amendments. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Exchange.

Items 1 through 9 and Item 11.

Amendments to the Offer to Exchange

1.	References to Friday, July 17, 2020 in the Offer to Exchange, including as the definition of “Expiration Date”, are hereby amended and restated to reference Friday, July 24, 2020.

2.	The third paragraph on page 7 under “Summary” is hereby amended and restated as follows:

We may also, from time to time, make open market debt repurchases to manage our debt maturity profile. As of July 13, 2020, we have repurchased (i) approximately $28 million face value of Summit Midstream Holdings, LLC’s (“Summit Holdings”) and Summit Midstream Finance Corp.’s (“Finance Corp.”) 5.5% senior unsecured notes due August 2022 at a weighted average 36% discount for approximately $18 million in cash, representing approximately 9% of the total amount outstanding, and (ii) approximately $106 million face value of Summit Holdings’ and Finance Corp.’s 5.75% senior unsecured notes due April 2025 (collectively, the “Senior Notes”) at a weighted average 43% discount for approximately $60 million in cash, representing approximately 21% of the total amount outstanding.

3.	The second sentence of Footnote 2 to the table in “Capitalization” is hereby amended and restated as follows:

Subsequent to March 31, 2020, and as of July 13, 2020, SMLP utilized approximately $78 million in cash to repurchase approximately $28 million notional amount of its 5.50% Senior Notes due August 2022 at a weighted average 36% discount, and approximately $106 million notional amount of its 5.75% Senior Notes due April 2025 at a weighted average 43% discount.

4.

The section entitled “Material U.S. Federal Income Tax Consequences of the Exchange Offer—Potential Withholding Taxes and Special Considerations for Non-U.S. Holders” is hereby amended and restated in its entirety as follows:

In order to avoid withholding taxes on the Exchange Offer, you will need to provide an IRS Form W-9 and/or certain other tax forms to the extent you have not previously submitted an IRS Form W-9 that is still valid, as set forth in more detail below and in the instructions to the Form of Letter of Transmittal.

Holders of our Series A Preferred Units that are not U.S. holders or certain other U.S. persons may be subject to taxation and withholding tax under the Foreign Investment in Real Property Tax Act (FIRPTA) and/or Code Section 1446(f) in connection with the Exchange Offer and may be required to complete certain reporting and disclosure requirements under the applicable Treasury Regulations in order to mitigate or avoid such current taxation and withholding tax. Holders of our Series A Preferred Units that are not U.S. holders are urged to consult their tax advisors regarding the application of FIRPTA and/or 1446(f) to their participation in the Exchange Offer. More generally, the U.S. federal income tax considerations applicable to holders of our Series A Preferred Units that are not U.S. holders could differ materially from that of U.S. holders and the discussion herein does not address such considerations. Holders of our Series A Preferred Units that are not U.S. holders are strongly urged to consult their tax advisors regarding all of the U.S. federal income and other tax considerations that may be applicable to them.

Important Tax Withholding Information

Pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”) and Section 1446(f) the Internal Revenue Code of 1986, as amended (the “Code”), we will withhold as a tax 15 percent of the Exchange Consideration, or 30 Common Units out of every 200 Common Units otherwise issuable for each Series A Preferred Unit properly tendered and accepted by us, unless we timely receive the required documentation with respect to the beneficial owner of the tendered Series A Preferred Units (the “Beneficial Owner”) in the required manner, as described below.

In order for a Beneficial Owner to avoid such withholding tax on the Exchange Offer, we must receive, prior to the expiration of the Exchange Offer, which has been extended to 5:00 p.m., New York City time, on July 24, 2020, an IRS Form W-9 properly completed by such Beneficial Owner or sufficient documentation that establishes such Beneficial Owner qualifies for an alternative method for avoiding withholding, such as a certificate meeting the requirements of Treasury Regulations Section 1.1445-2(d)(2)(iii). A Beneficial Owner (or its broker) must send such form or documentation via email to summitmidstream@dfking.com prior to the expiration of the Exchange Offer in order to ensure such Beneficial Owner receives 100 percent of the Exchange Consideration, which is 200 Common Units issuable for each Series A Preferred Unit properly tendered and accepted by us. Additionally, in order for the Beneficial Owner to avoid withholding, such email must also include, with respect to each Beneficial Owner, the voluntary offering instructions (“VOI”) number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number to the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker.

Only a U.S. citizen or other U.S. person (as defined in IRS Form W-9) is eligible to provide an IRS Form W-9, and the form must include, in the manner required by the IRS Form W-9 instructions and other applicable law, the Beneficial Owner’s name, address, taxpayer identification number, signature, date of signature and certification under penalties of perjury. Beneficial Owners who are not eligible to provide an IRS Form W-9 are urged to consult their tax advisors regarding the potential availability of alternative methods for avoiding withholding or seeking a withholding certificate from the IRS. Except in rare cases, an IRS Form W-8 is not an acceptable form of documentation to avoid withholding.

Beneficial Owners that are unable to, or otherwise do not, provide a properly completed IRS Form W-9 or other sufficient documentation prior to expiration of the Exchange Offer will receive 85 percent of the Exchange Consideration on July 29, 2020 (the “Settlement Date”). Such Beneficial Owners or their brokers may email summitmidstream@dfking.com by August 7, 2020 (the “Tax Cutoff Date”) to either provide a properly completed IRS Form W-9 or establish that they qualify for an alternative method for avoiding withholding (including, for example, by providing a certificate meeting the requirements of Treasury Regulations Section 1.1445-2(d)(2)(iii)). Such email must also include, with respect to each Beneficial Owner, the VOI number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number to the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker. We will issue the remaining 15 percent of Exchange Consideration directly to any such Beneficial Owners that establish an exemption from withholding in this manner by the Tax Cutoff Date, and Beneficial Owners must make arrangements with American Stock Transfer & Trust Company, LLC, the depositary for the Exchange Offer, to receive their entitlement.

The fair market value of any withheld amounts that are not the subject of proper certification or other withholding certificate or exemption as described above by the Tax Cutoff Date will be deposited with the IRS. A Beneficial Owner may be entitled to obtain a refund from the IRS of part or all of the amount so withheld and deposited. Beneficial owners are urged to consult their tax advisors regarding this withholding requirement and the procedures for claiming such a refund.

NOTE: FAILURE TO COMPLETE AND RETURN AN IRS FORM W-9 OR PROVIDE OTHER SUFFICIENT DOCUMENTATION WILL RESULT IN WITHHOLDING OF 15 PERCENT OF YOUR EXCHANGE CONSIDERATION. BENEFICIAL OWNERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF FIRPTA AND/OR CODE SECTION 1446(F) TO THEIR PARTICIPATION IN THE EXCHANGE OFFER.

Amendments to the Letter of Transmittal

1.	References to Friday, July 17, 2020 in the Letter of Transmittal, including as the definition of “Expiration Date”, are hereby amended and restated to reference Friday, July 24, 2020.

2.	Instruction No. 4 “Important Tax Information” on page 9 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

Pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”) and Section 1446(f) the Internal Revenue Code of 1986, as amended (the “Code”), we will withhold as a tax 15 percent of the Exchange Consideration, or 30 Common Units out of every 200 Common Units otherwise issuable for each Series A Preferred Unit properly tendered and accepted by us, unless we timely receive the required documentation with respect to the beneficial owner of the tendered Series A Preferred Units (the “Beneficial Owner”) in the required manner, as described below.

In order for a Beneficial Owner to avoid such withholding tax on the Exchange Offer, we must receive, prior to the expiration of the Exchange Offer, which has been extended to 5:00 p.m., New York City time, on July 24, 2020, an IRS Form W-9 properly completed by such Beneficial Owner or sufficient documentation that establishes such Beneficial Owner qualifies for an alternative method for avoiding withholding, such as a certificate meeting the requirements of Treasury Regulations Section 1.1445-2(d)(2)(iii). A Beneficial Owner (or its broker) must send such form or documentation via email to summitmidstream@dfking.com prior to the expiration of the Exchange Offer in order to ensure such Beneficial Owner receives 100 percent of the Exchange Consideration, which is 200 Common Units issuable for each Series A Preferred Unit properly tendered and accepted by us. Additionally, in order for the Beneficial Owner to avoid withholding, such email must also include, with respect to each Beneficial Owner, the voluntary offering instructions (“VOI”) number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number to the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker.

Only a U.S. citizen or other U.S. person (as defined in IRS Form W-9) is eligible to provide an IRS Form W-9, and the form must include, in the manner required by the IRS Form W-9 instructions and other applicable law, the Beneficial Owner’s name, address, taxpayer identification number, signature, date of signature and certification under penalties of perjury. Beneficial Owners who are not eligible to provide an IRS Form W-9 are urged to consult their tax advisors regarding the potential availability of alternative methods for avoiding withholding or seeking a withholding certificate from the IRS. Except in rare cases, an IRS Form W-8 is not an acceptable form of documentation to avoid withholding.

Beneficial Owners that are unable to, or otherwise do not, provide a properly completed IRS Form W-9 or other sufficient documentation prior to expiration of the Exchange Offer will receive 85 percent of the Exchange Consideration on July 29, 2020 (the “Settlement Date”). Such Beneficial Owners or their brokers may email summitmidstream@dfking.com by August 7, 2020 (the “Tax Cutoff Date”) to either provide a properly completed IRS Form W-9 or establish that they qualify for an alternative method for avoiding withholding (including, for example, by providing a certificate meeting the requirements of Treasury Regulations Section 1.1445-2(d)(2)(iii)). Such email must also include, with respect to each Beneficial Owner, the VOI number associated with such Beneficial Owner’s tender of its Series A Preferred Units, and must clearly identify the relevant VOI number to the relevant IRS Form W-9 or other sufficient documentation. A Beneficial Owner may obtain the relevant VOI number from its broker. We will issue the remaining 15 percent of Exchange Consideration directly to any such Beneficial Owners that establish an exemption from withholding in this manner by the Tax Cutoff Date, and Beneficial Owners must make arrangements with American Stock Transfer & Trust Company, LLC, the depositary for the Exchange Offer, to receive their entitlement.

The fair market value of any withheld amounts that are not the subject of proper certification or other withholding certificate or exemption as described above by the Tax Cutoff Date will be deposited with the IRS. A Beneficial Owner may be entitled to obtain a refund from the IRS of part or all of the amount so withheld and deposited. Beneficial owners are urged to consult their tax advisors regarding this withholding requirement and the procedures for claiming such a refund.

NOTE: FAILURE TO COMPLETE AND RETURN THE ATTACHED IRS FORM W-9 OR PROVIDE OTHER SUFFICIENT DOCUMENTATION WILL RESULT IN WITHHOLDING OF 15 PERCENT OF YOUR EXCHANGE CONSIDERATION. BENEFICIAL OWNERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF FIRPTA AND/OR CODE SECTION 1446(F) TO THEIR PARTICIPATION IN THE EXCHANGE OFFER.

Item 12. Exhibits.

Exhibit	Description
(a)(5)(iv)	Press Release, dated July 13, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on July 13, 2020).
(a)(5)(v)*	IRS Form W-9.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2020

Summit Midstream Partners, LP
By:	Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

2